April 29, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Asen Parachkevov

Re:	Eagle Point Credit Company Inc.
Registration Statement on Form N-2
File Numbers: 333-202914; 811-22974

Dear Mr. Parachkevov:

On behalf of Eagle Point Credit Company Inc., a Delaware corporation (the “Fund”), we hereby respond to the comments raised by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated April 17, 2015 from Asen Parachkevov, Attorney Adviser, to Thomas Friedmann, outside counsel to the Fund.

For your convenience, the Staff’s comments are repeated in this letter, and each comment is followed by the applicable response. Concurrently, the Fund is filing pre-effective amendment no. 1 (“Amendment No. 1”) to its registration statement on Form N-2 (the “Registration Statement” and the prospectus contained therein, the “Prospectus”) via EDGAR. We will also provide under separate cover courtesy copies of Amendment No.1, as submitted and marked to show the changes from the initial filing of the Registration Statement.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

April 29, 2015

General

1.	We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: The Fund acknowledges the Staff’s comment.

2.	Please advise us if you have submitted any exemptive application(s) or no-action request(s) in connection with your Registration Statement.

Response: Although no exemptive or no-action relief has been, or is expected to be, requested with respect to the Registration Statement, the Fund received an order from the Commission on March 17, 2015 that granted the Fund an exemption from section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), and rule 17d-1 under the 1940 Act permitting the Fund to participate in certain negotiated co-investments alongside other accounts managed by Eagle Point Credit Management LLC, the Fund’s investment adviser (the “Adviser”), subject to certain conditions.

3.	Please state in your response letter whether FINRA has reviewed or will review the proposed underwriting terms and arrangements of the transaction involved in the Registration Statement.

Response: The Fund hereby confirms that the Registration Statement has been filed with FINRA. The Fund or underwriters’ counsel will address and resolve any FINRA comments prior to effectiveness of the Registration Statement, and underwriters’ counsel will ask the FINRA examiner to notify the Staff once verbal no objections have been issued by FINRA with respect to the underwriting terms and arrangements.

4.	Please advise the Staff whether the Fund intends to supplement its registration statement pursuant to which its common shares are currently offered, in order to reflect the issuance of preferred stock. We may have additional comments.

Response: The Fund respectfully submits that the initial public offering of the Fund’s common stock closed on October 17, 2014 and the Fund is not currently offering shares of its common stock. The Fund undertakes to reflect outstanding preferred stock, if any, in future registration statements pursuant to which common stock is offered.

April 29, 2015

Cover Page

5.	It is disclosed that the CLOs in which the Fund seeks to invest are collateralized by a diverse portfolio consisting primarily of below investment grade U.S. senior loans. Since the Fund is classified as “non-diversified” as the term is defined in Section 5(b)(2) of the 1940 Act, please use alternative language to avoid confusion. Please make this change throughout the Registration Statement. With respect to references to unrated or below investment grade securities, please define such securities as “junk.”

Response: The Fund has revised its disclosure consistent with this comment.

6.	It is disclosed that the Fund “may” also invest in other securities and instruments, to the extent such investments are consistent with the Fund’s objectives, including senior debt tranches of CLOs and loan accumulation facilities. To what extent does the Adviser expect to make such investments? Do investments in loan accumulation facilities and other direct investments constitute part of the Fund’s principal strategy? We may have additional comments.

Response: As noted in the Prospectus, the Fund seeks to achieve its investment objectives by primarily investing in CLO equity and junior debt tranches. However, the Fund may invest in other securities and instruments to the extent such investments are consistent with the Fund’s objectives. The Fund’s total investment in these other securities and instruments as a percentage of its total assets may vary from time to time depending on the Adviser’s assessment of prevailing market conditions and available investment opportunities. In certain circumstances, such investments could comprise a material percentage of the Fund’s investment portfolio. As of December 31, 2014, for example, investments in loan accumulation facilities comprised 14% of the Fund’s portfolio by value, although the Fund only held one such position. As such, the Prospectus includes a discussion of risks associated with those CLO-related securities and instruments that the Adviser expects could, from time to time, constitute a material percentage of the Fund’s investment portfolio (see “Risk Factors—Risks Related to Our Investments — We are subject to risks associated with loan accumulation facilities.”). The Fund notes that it has revised its disclosure consistent with this response to clarify its investment in such other securities and instruments.

7.	The disclosure states that the Fund intends to pay monthly dividends on its Series A Term Preferred Stock at a specified rate. Please include a clarification that the payment of such dividend may be suspended by the Board indefinitely, subject to the requirements of the 1940 Act.

April 29, 2015

Response: The Fund has revised its disclosure under the heading “The Offering—Dividends” to note that the Fund’s board of directors may determine not to declare a dividend for any given month. However, the Fund supplementally notes that, as stated elsewhere in the disclosure, any unpaid dividends (whether or not declared) must be paid upon the redemption of the Series A Term Preferred Stock, that the Fund may not pay cash distributions to its common stockholders until all dividends on the Series A Term Preferred Stock for past dividend periods have been declared and paid and that failure by the Fund to pay dividends equal to two full years will result in the holders of the Series A Term Preferred Stock obtaining the right to elect a majority of the Funds’ board of directors.

8.	It is disclosed that the Series A Term Preferred Stock “will rank senior in right of payment to our common stock and will rank equally in right of payment with any shares of preferred stock that we may issue.” Please disclose that the Series A Term Preferred Stock is subordinated to the rights of any senior indebtedness and state the extent to which such indebtedness is currently outstanding.

Response: The Fund has revised its disclosure consistent with this comment.

Prospectus

Prospectus Summary—Eagle Point Credit Company

9.	It is stated that the Adviser may exercise certain protective rights associated with holding a majority position in a CLO equity tranche. How frequently has the Adviser exercised such rights in the past? Please remove the statement if such rights are exercised only infrequently.

Response: The Adviser has exercised protective rights on behalf of the Fund in one instance since the Fund’s inception and members of the Senior Investment Team have exercised protective rights on behalf of other persons previously over the course of their careers. While these protective rights are expected to be exercised a minority of the time, the Fund believes that these rights confer meaningful protective value to the Fund if and when they are exercised. Accordingly, securing certain protective rights is an important aspect of the Fund’s investment strategy. Given such importance, the Fund respectfully submits that disclosure regarding protective rights is appropriate to include in the Prospectus. However, the Fund has revised its disclosure to clarify that, under normal market conditions, such rights would be expected to be exercised only a minority of the time.

10.	The disclosure states that the Fund seeks to “construct a portfolio of CLO securities that is diverse across a number of key categories.” Please revise the disclosure in accordance with Comment [5].

Response: The Fund has revised its disclosure consistent with this comment.

April 29, 2015

11.	Under the “Initial Public Offering” subsection, it is stated that the Fund has declared two quarterly distributions on shares of the Fund’s common stock at a 12% annualized rate based on the price of the common stock in the initial public offering. Please disclose the extent to which such quarterly distributions included any return of capital.

Response: The Fund has revised its disclosure consistent with this comment.

Prospectus Summary—Eagle Point Credit Company

12.	In discussing the Senior Investment Team’s qualifications, it is stated that members of the team have “collectively” been involved in the CLO market in various roles. In your response, please explain the use of the term “collectively”: please indicate which team member held each of the positions that are listed. We may have additional comments.

Response: The Fund notes that the term “collectively” as used in the context noted in the Staff’s comment is intended to provide an overall description of the aggregate experience of the members of the Senior Investment Team in the CLO market rather than to itemize each member’s individual involvement in the CLO market (which information is described in each Senior Investment Team member’s biography included on pages 60 and 61 of the Prospectus).

Please see below a table setting forth the members of the Senior Investment Team that have held each of the positions noted in the disclosure:

Position	Senior Investment Team Member
Head of the CLO business at various investment banks	Thomas P. Majewski (U.S. Head of CLO Banking at RBS Securities, Inc.; Head of CLO Banking at Merrill Lynch Pierce Fenner & Smith Inc.)
Lead CLO structurer and collateralized debt obligation workout specialist at an investment bank	Daniel W. Ko (Vice President of the CLO structuring group at Bank of America Merrill Lynch)
CLO equity and debt investor	Thomas P. Majewski (U.S. country head at AE Capital Advisers (US) LLC)
Principal investor in CLO collateral management firms	Daniel M. Spinner (Co-Founder and President of Structured Capital Partners, Inc.)
Lender and merger and acquisitions adviser to CLO collateral management firms	Daniel M. Spinner (Managing Director, Bear, Stearns & Co.)

April 29, 2015

Prospectus Summary—CLO Overview

13.	The disclosure states that “in the current market environment, we expect investment opportunities in CLO equity to present more attractive risk adjusted returns than CLO debt.” Please explain what aspects of the “current market environment” form the basis for the statement. Furthermore, it is stated that the Fund expects CLO equity to “provide potential protection against rising interest rates after LIBOR has increased above the average LIBOR floor on a CLO’s assets.” Would a rising interest rate environment result in higher credit risk and default rates for a CLO’s asset portfolio because it is comprised of “junk” bonds? If so, would more senior tranches of the CLO require additional collateralization and thus reduce cash flows, and thereby impair the value of, the equity tranches of a CLO? We may have additional comments.

Response: In Amendment No. 1, the Fund has removed the disclosure regarding the Fund’s expectation that CLO equity will present more attractive risk adjusted returns than CLO debt in the current market environment.

The Fund has revised its disclosure under the heading “Prospectus Summary—CLO Overview” to provide cross references to “Risk Factors—Risks Related to Our Investments—We and our investments are subject to interest rate risk” and “Business—CLO Overview” which respectively (i) discuss the risk that defaults in the loans underlying the Fund’s CLO investments may increase in a rising interest rate environment and (ii) explain that if losses from defaults were significant enough to cause a CLO to breach its overcollateralization test, excess cash flow that would otherwise be available for distribution to the CLO equity tranche investors is diverted to prepay CLO debt investors in order of seniority until such time as the covenant breach is cured.

April 29, 2015

Prospectus Summary—Our Structure

14.	The structure chart indicates that the Fund invests in two wholly-owned subsidiaries. Please include a description of such subsidiaries and the reason for structuring investments through the subsidiaries. What percent of its total assets is the Fund permitted to invest in each subsidiary and on a combined basis? We may have additional comments.

Response: The Fund has revised its disclosure consistent with this comment. While there is no express limit on the percentage of the Fund’s assets that may be invested in any of the wholly-owned subsidiaries noted in the structure chart (or on a combined basis between the two subsidiaries), the Fund does not currently expect to invest more than 45% of its total assets in any single subsidiary. As of December 31, 2014, 1.5% of the Fund’s total assets were invested in Eagle Point Credit Company Sub LLC. To date, the Fund has not invested in Eagle Point Credit Company Sub (Cayman) Ltd. Because each subsidiary noted on the structure chart is wholly-owned by the Fund and would likely be, but for Section 3(c)(7) of the 1940 Act, an investment company, the Fund will consolidate the subsidiaries on its financial statements and for purposes of complying with the limitations of the 1940 Act.

The Offering—Ranking

15.	Please include an additional bullet to state that the Series A Term Preferred Stock is subordinated to the rights of any senior indebtedness. See Comment [8].

Response: The Fund has revised its disclosure consistent with this comment.

Risk Factors

16.	The subsection titled “Historically Low Interest Rate Environment” should be revised to reflect risks associated with a rising interest rate environment. Please see IM Guidance Update No. 2014-1.

Response: The Fund has revised its disclosure consistent with this comment.

April 29, 2015

Business—CLO Market Opportunity

17.	The disclosure states that “based on the Adviser’s analysis of market data, the Adviser believes that only approximately 4% of U.S. cash flow CLOs issued between 2002 and 2011 will have a negative internal rate of return, or “IRR,” whereas nearly half of such CLOs are projected to have IRRs over 15%.” To what extent does the Fund invest in CLOs issued in the applicable period? What sources/market data form the basis for the Adviser’s belief?

Response: The Fund does not currently hold any interests in CLOs issued during the 2002 to 2011 period. However, the Fund is invested in U.S. cash flow CLOs issued in subsequent years. While historical data is not a guarantee of future results, the Fund believes that the historical data provided is nonetheless relevant to the current U.S. cash flow CLO market because it spans CLOs issued over a ten-year period that included multiple economic cycles. In conducting the analysis excerpted above, the Adviser analyzed data regarding 512 CLOs that was derived from Intex, a commonly used CLO market analytical software tool, by an independent third party based on the Adviser’s knowledge and assumptions regarding the cash flows of those CLOs. The Adviser’s analysis is consistent with data published by Citigroup Global Markets Inc. in its report “Global Structured Credit Strategy” (September 7, 2012).

18.	In the sub-section titled “Leverage Effects”, please confirm that the assumption amounts borrowed is representative of the Fund’s expected use of leverage.

Response: The Fund hereby confirms that the assumed borrowing amounts that will be used by the Fund to calculate the corresponding return to stockholders reflect the Fund’s best estimate as to its anticipated use of leverage during the first 12 months following the completion of the proposed offering.

19.	In the “Co-Investment with Affiliates” subsection, please include a brief summary of the conditions set forth in the SEC order to which the Fund and its affiliates are subject when making co-investments.

April 29, 2015

Response: The Fund has revised its disclosure consistent with this comment.

Exhibit N: Consent of Independent Registered Public Accounting Firm

20.	Please state the city and state where the consent was issued.

Response: The Fund hereby undertakes to include the city and state in which the consent was issued on any future consents filed with the Registration Statement and supplementally notes that the consent filed on March 20, 2015 was issued in New York, New York.

Financial Statements filed on Form N-CSR

Letter to Shareholders

21.	The Fund discloses the following in the shareholder letter regarding the dividend paid:

“On October 15, 2014, the Company declared an initial dividend of $0.55 per common share for Q4 2014. This represents an approximate 12% yield based on the IPO price of $20 per share. The Company expects to continue a base quarterly dividend of 12% of the IPO price, or $0.60 per common share per quarter, for the foreseeable future given its current portfolio positions, though actual dividend payments are subject to variation from time to time.”

In future reports and on the website, please remove the term yield, as 45% of the distribution is expected to be return of capital.

Response: The Fund hereby undertakes to not use the term “yield” in future reports or on the Fund’s website when a distribution is expected to include a return of capital.

Statement of Assets and Liabilities:

22.	Please add a Commitments and Contingencies line item to the Statement of Assets and Liabilities, with a parenthetical reference to the note that discloses unfunded commitments and other commitments and/or contingencies. See Regulation S-X, Article 6-04.15.

Response: The Fund hereby undertakes to include a Commitments and Contingencies line item on the Statement of Assets and Liabilities for future periods.

April 29, 2015

Schedule of Investments

23.	Please confirm the $63,734,284 of cash is not in a money market fund or other investment that should be reported on the schedule of investments.

Response: The Fund hereby confirms that the $63,734,284 of cash reported as of December 31, 2014 was not in a money market fund or other investment that should be reported on the schedule of investments.

Notes to Financial Statements

24.	Disclose whether or not the Fund had any transfers between Level 1, Level 2 and Level 3 securities during the period.

Response: The Fund hereby confirms that there were no transfers between Level 1, Level 2 and Level 3 securities during the period covered by the audited financial statements. The Fund undertakes to include any transfers between Level 1, Level 2 and Level 3 securities, if any, in the notes to the Fund’s financial statements for future periods.

25.	Please disclose the following related to new accounting standards that have been issued but not yet adopted:
a.	A brief description of the new standard, the date that adoption is required, and the date that the registrant plans to adopt, if earlier.
b.	A discussion of the methods of adoption allowed by the standard and the method expected to be utilized by the registrant, if determined.
c.	A discussion of the impact that adoption of the standard is expected to have on the financial statements of the Fund, unless not known or reasonably estimable. In that case, a statement to that effect may be made. If applicable, companies are encouraged to disclose that a standard has been issued and that its adoption will not have a material effect on its financial position or results of operations.

April 29, 2015

d.	Disclosure of the potential impact of other significant matters that the Fund believes might result from the adoption of the standard (such as technical violations of debt covenant agreements, planned or intended changes in business practices, etc.) is encouraged.

Response: For the audited financial statements for the period ended December 31, 2014, the Fund hereby confirms that there was no applicable new accounting standard that had been issued but not yet adopted. In its financial statements for future periods, the Fund undertakes to disclose new accounting standards that have been issued but not yet adopted consistent with this comment or to include an affirmative statement that there are no such accounting standards.

The Fund hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not foreclose the Commission from taking any action with respect to any filing, (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of disclosure in its filings and (iv) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3313 or by email at thomas.friedmann@dechert.com or Nauman S. Malik at 202.261.3456 or by email at nauman.malik@dechert.com. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

cc:	Thomas P. Majewski, Chief Executive Officer, Eagle Point Credit Company Inc.
Anna T. Pinedo, Morrison & Foerster LLP